National Oilwell Varco, Inc.
7909 Parkwood Circle Drive Houston, TX 77036

August 10, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Diane Fritz

Attn: Mr. Brad Skinner

RE:	National Oilwell Varco, Inc. (the “Company”)

Form 10-K for the Fiscal year Ended

December 31, 2014

Filed February 17, 2015

File No. 1-12317

Ladies and Gentlemen:

This letter responds to comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission” or the “SEC”) on July 31, 2015. For your convenience our responses are prefaced by the Commission’s comments in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2014 Form 10-K.

Form 10-K Fiscal Year Ended December 31, 2014

Business, page 1

Backlog, page 16

1.	We note your disclosure of contract backlog. Tell us how you considered disclosing the amount or percentage of backlog not reasonably expected to be filled within the current fiscal year as required by Item 101(c)(1)(viii) of Regulation S-K.

Response: Our form 10-K for the year ended December 31, 2014 did not disclose the amount of the ending backlog not reasonably expected to be recognized in revenue in 2015.

National Oilwell Varco, Inc.
7909 Parkwood Circle Drive Houston, TX 77036

In our second quarter 2015 Form 10-Q filed with the SEC on August 5, 2015, we added the following additional disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 27 (Rig Systems) and 28 (Completion & Production Solutions) regarding backlog not reasonably expected to be filled during the remainder of the current fiscal year:

Results of Operations

Rig Systems

The Rig Systems segment monitors its capital equipment backlog to plan its business. New orders are added to backlog only when the Company receives a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $9.0 billion at June 30, 2015, a decrease of $6.4 billion, or 42%, from backlog of $15.4 billion at June 30, 2014. Numerous factors may affect the timing of revenue out of backlog. Considering the factors, the Company reasonably expects approximately $2.4 billion of revenue out of backlog in the last six months of 2015 and approximately $6.6 billion of revenue out of backlog in 2016 and thereafter. At June 30, 2015, approximately 91% of the capital equipment backlog was for offshore products and approximately 92% of the capital equipment backlog was destined for international markets.

Results of Operations

Completion & Production Solutions

The Completion & Productions Solutions segment monitors its capital equipment backlog to plan its business. New orders are added to backlog only when the Company receives a firm written order for major drilling rig components or a signed contract related to a construction project. The capital equipment backlog was $1,189 million at June 30, 2015, a decrease of $956 million, or 45% from backlog of $2,145 million at June 30, 2014. Numerous factors may affect the timing of revenue out of backlog. Considering the factors, the Company reasonably expects approximately $800 million of revenue out of backlog in the last six months of 2015 and approximately $389 million of revenue out of backlog in 2016 and thereafter. At June 30, 2015, approximately 71% of the capital equipment backlog was for offshore products and approximately 82% of the capital equipment backlog was destined for international markets.

We will include similar disclosure in each of our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical accounting Policies and Estimates, page 47

Goodwill and Other Indefinite-Lived Intangible Assets, page 48

2.	We note your disclosure that you performed your annual impairment test in the fourth quarter and that goodwill was not impaired. Confirm to us, if true, that no reporting units are at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

National Oilwell Varco, Inc.
7909 Parkwood Circle Drive Houston, TX 77036

•	A description of how the main valuation assumptions were determined;

•	A discussion of the degree of uncertainty associated with the main assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the main assumptions.

Response: We confirm that no reporting units of NOV were at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8 when we last conducted an impairment test in the fourth quarter of 2014. Our conclusion during the fourth quarter of 2014 was based on our market view at the time.

In our second quarter 2015 Form 10-Q, filed with the SEC on August 5, 2015, we added the following additional disclosures in Management’s Discussion and Analysis of Financial Condition and Critical Accounting Policies and Estimates. We did so due to continued deterioration in market conditions and the risk that the evolving cyclical downturn in the oil and gas industry may become more severe and of longer duration than expected. In addition to causing lower revenues for a longer period, an extended, more-severe downturn could cause our business leaders to make capital and resource allocation/reduction decisions, as well as decisions to pursue or not pursue various strategies, which could impact the value of certain of our intangible assets. We will continue to monitor our reporting units and will update the below disclosure in our future filings as appropriate. Please see below for disclosure:

Critical Accounting Policies and Estimates

Goodwill and Other Indefinite-Lived Intangible Assets

The Company has approximately $8.5 billion of goodwill and $0.5 billion of other intangible assets with indefinite lives as of June 30, 2015. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that goodwill or other indefinite-lived intangible assets might be impaired. Events or circumstances which, over a sustained period, could indicate a potential impairment include (but are not limited to) a significant reduction in worldwide oil and gas prices or drilling; a significant reduction in profitability or cash flow of oil and gas companies or drilling contractors; a significant reduction in worldwide well remediation activity; a significant reduction in capital investment by other oilfield service companies; or a significant increase in worldwide inventories of oil or gas.

The implied fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of that reporting unit as a whole. Fair value of the reporting units is determined in accordance with ASC Topic 820 “Fair Value Measurements and

National Oilwell Varco, Inc.
7909 Parkwood Circle Drive Houston, TX 77036

Disclosures” using significant unobservable inputs, or level 3 in the fair value hierarchy. These inputs are based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management’s expectations, where possible.

The discounted cash flow is based on management’s short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact the Company’s goodwill impairment analysis, include the cash flow from operations from each of the Company’s individual business units and the weighted average cost of capital. The starting point for each of the reporting unit’s cash flow from operations is the detailed annual plan or updated forecast. The detailed planning and forecasting process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replace aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short-term or long-term trend.

The annual impairment test is performed during the fourth quarter of each year. The valuation techniques used in the annual test were consistent with those used during previous testing. The inputs used in the annual test were updated for current market conditions and forecasts. The fair value for all of the Company’s intangible assets with indefinite lives were in excess of the respective asset carrying values, with two exceptions. These intangible assets, which represent indefinite-lived trade names within the Company’s Wellbore Technologies segment, had a calculated fair value approximately $104 million below carrying value. The fourth-quarter 2014 impairment charge was primarily the result of the substantial decline in oil prices during the fourth quarter of 2014, declines in forecasts in rig activity for 2015, and a decline in the revenue forecast for the segment for 2015 and future periods. During the review of its 2014 annual goodwill impairment test, the calculated fair values for all of the Company’s reporting units significantly exceeded the respective reporting units carrying value. Twelve of the Company’s 15 reporting units had fair values in excess of 50% of the respective reporting unit’s carrying value. The Company’s Drilling and Intervention, Grant Prideco and Fiberglass reporting units each had calculated fair values that were between 25% and 50% in excess of the respective carrying values. We continue to monitor the cash flows for these reporting units as they each contain material goodwill.

Based on its analysis, the Company did not report any impairment of goodwill and other indefinite-lived intangible assets, other than those mentioned above, for the years ended December 31, 2014, 2013 and 2012.

National Oilwell Varco, Inc.
7909 Parkwood Circle Drive Houston, TX 77036

In the first half of 2015, commodity prices have remained at low levels and the active rig count has continued to decline resulting in a significant decline in the Company’s market capitalization. While the Company incorporated a downturn into its forecasts in our previous annual test, should current conditions worsen, or continue for an extended period of time, we may identify and record an impairment charge related to the reporting units previously identified or other intangible assets as a result of our annual test or as a result of a trigger and interim impairment test.

In providing this response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any question regarding the responses set forth herein, please contact me by telephone at (713) 766-4002 or by email at scott.duff@nov.com.

Sincerely,

By:	/s/ Scott K. Duff

Name:	Scott K. Duff

Title:	Corporate Controller, Chief Accounting Officer and Chief Financial Officer